UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Spectaire Holdings Inc.
(f/k/a Perception Capital Corp. II)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

84753T 109
(CUSIP Number)

Perception Capital Partners II LLC
3109 W 50th St., #207
Minneapolis, MN 55410
(952) 456-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Perception Capital Partners II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,125,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,125,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,125,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6% (2)
14.	Type of Reporting Person: OO

(1)
Includes (i) 5,075,000 shares of common stock of Spectaire Holdings Inc. (f/k/a Perception Capital Corp. II) (the “Issuer”), par value $0.0001 per share (“Common Stock”) and (ii) 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants (as defined below) of the Issuer. The securities reported herein are held directly by Perception Capital Partners II LLC (the “Sponsor”). The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker.

(2)
Percentage is based on 25,394,864 shares of Common Stock outstanding, which is the sum of (i) the 15,344,864 shares of Common Stock outstanding as of October 19, 2023, based on information provided by the Issuer, and (ii) the 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants held directly by the Sponsor.

1.	Names of Reporting Persons. Perception Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,125,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,125,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,125,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6% (2)
14.	Type of Reporting Person: IN

(1)
Includes (i) 5,075,000 shares of Common Stock and (ii) 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants. The securities reported herein are held directly by the Sponsor. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker.

(2)
Percentage is based on 25,394,864 shares of Common Stock outstanding, which is the sum of (i) the 15,344,864 shares of Common Stock outstanding as of October 19, 2023, based on information provided by the Issuer, and (ii) the 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants held directly by the Sponsor.

1.	Names of Reporting Persons. Northern Pacific Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,125,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,125,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,125,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6% (2)
14.	Type of Reporting Person: IN

(1)
Includes (i) 5,075,000 shares of Common Stock and (ii) 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants. The securities reported herein are held directly by the Sponsor. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker.

(2)
Percentage is based on 25,394,864 shares of Common Stock outstanding, which is the sum of (i) the 15,344,864 shares of Common Stock outstanding as of October 19, 2023, based on information provided by the Issuer, and (ii) the 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants held directly by the Sponsor.

1.	Names of Reporting Persons. Scott Honour
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,125,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,125,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,125,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6% (2)
14.	Type of Reporting Person: IN

(1)
Includes (i) 5,075,000 shares of Common Stock and (ii) 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants. The securities reported herein are held directly by the Sponsor. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker.

(2)
Percentage is based on 25,394,864 shares of Common Stock outstanding, which is the sum of (i) the 15,344,864 shares of Common Stock outstanding as of October 19, 2023, based on information provided by the Issuer, and (ii) the 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants held directly by the Sponsor.

1.	Names of Reporting Persons. Marcy Haymaker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,125,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,125,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,125,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6% (2)
14.	Type of Reporting Person: IN

(1)
Includes (i) 5,075,000 shares of Common Stock and (ii) 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants. The securities reported herein are held directly by the Sponsor. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker.

(2)
Percentage is based on 25,394,864 shares of Common Stock outstanding, which is the sum of (i) the 15,344,864 shares of Common Stock outstanding as of October 19, 2023, based on information provided by the Issuer, and (ii) the 10,050,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants held directly by the Sponsor.

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of Common Stock (as defined below) of the Issuer (as defined below). In connection with the closing of the Business Combination (as defined below) and the transactions contemplated thereby, the Reporting Persons will now report their beneficial of such securities on a Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Spectaire Holdings Inc., a Delaware corporation (f/k/a Perception Capital Corp. II) (the “Issuer”), whose principal executive offices are located at 155 Arlington St., Watertown, MA 02472.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed jointly on behalf of Perception Capital Partners II LLC, a Delaware limited liability company (the “Sponsor”); Perception Capital Partners LLC, a Delaware limited liability company (“PCP”); Northern Pacific Group L.P., a Delaware limited partnership (“NPG”); Scott Honour, a United States citizen (“Mr. Honour”); and Marcy Haymaker, a United States citizen (“Ms. Haymaker”) (collectively, the “Reporting Persons” and each, a “Reporting Person”). The Sponsor is controlled by PCP, which is controlled by NPG, which is controlled by Mr. Honour and Ms. Haymaker. As such, each of PCP, NPG, Mr. Honour and Ms. Haymaker may be deemed to beneficially own the Common Stock held by the Sponsor by virtue of their shared control over the Sponsor.

The Sponsor is an entity formed for the purpose of investing in securities of the Issuer. The principal business of each of PCP and NPG is to manage the Sponsor and various other entities created for investment purposes. The principal business or occupation of each of Mr. Honour and Ms. Haymaker is to manage and oversee the aforementioned investments and investment activities of the Sponsor, PCP and NPG.

The principal business address of each of the Reporting Persons is 3109 W 50th St., #207, Minneapolis, MN 55410.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In January 2021, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Issuer prior to the consummation of the Issuer’s initial public offering in exchange for the issuance of 7,187,500 Class B ordinary shares, $0.0001 per share (the “Class B Ordinary Shares”), of the Issuer. In April 2021, the Sponsor transferred 30,000 Class B Ordinary Shares to each of the Issuer’s then independent directors, or 90,000 Class B Ordinary Shares in the aggregate, and in August 2021, the Sponsor surrendered for no consideration 1,437,500 Class B Ordinary Shares, resulting in an effective purchase price of approximately $0.04 per Class B Ordinary Share. As a result of the foregoing transactions, the Sponsor held an aggregate of 5,660,000 Class B Ordinary Shares. Simultaneously with the closing of the Issuer’s initial public offering, the Sponsor purchased warrants of the Issuer in a private placement (the “Private Placement Warrants”), at a price of $1.00 per warrant.

On October 19, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of January 16, 2023 (the “Merger Agreement”), by and among the Issuer, Perception Spectaire Merger Sub Corp., a wholly owned subsidiary of the Issuer (“Merger Sub”), and Spectaire Inc. (“Spectaire”), Merger Sub merged with and into Spectaire, with Spectaire as the surviving corporation and direct wholly-owned subsidiary of the Issuer (the “Business Combination”). In connection with the Business Combination, the Issuer changed its name to “Spectaire Holdings Inc.”

In connection with the Business Combination, the Issuer domesticated as a Delaware corporation (the “Domestication”). As a result of the Domestication, the 5,660,000 Class B ordinary shares held by the Sponsor converted, on a one-for-one basis, into 5,660,000 shares of Common Stock. To facilitate fundraising efforts of the Issuer in connection with the Business Combination, the Sponsor agreed to forfeit for cancellation 585,000 shares of Common Stock upon the closing of the Business Combination, pursuant to a letter agreement, dated October 4, 2023, between the Sponsor and the Issuer (the “Letter Agreement”). Following the closing of the Business Combination on October 19, 2023 (the “Closing”), and pursuant to the terms of the Letter Agreement, the Sponsor directly held 5,075,000 shares of Common Stock and 10,050,000 Private Placement Warrants, which become exercisable 30 days after the Closing.

Item 4.	Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The securities reported herein were acquired and are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may acquire additional securities of the Issuer and, subject to the agreements described below in Item 6, may retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the Issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions or matters listed in Item 4, although, depending on the factors discussed herein or that may otherwise arise, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or its Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Tao Tan and James Sheridan, employees of affiliates of the Reporting Persons, serve on the Board and, as a result, the Reporting Persons may have, or be deemed to have, the ability to influence the business operations of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information set forth on rows 7 – 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number of shares of Common Stock and percentage of Common Stock beneficially or directly owned by the Reporting Persons assumes a total of 15,344,864 shares of Common Stock outstanding as of October 19, 2023. The Reporting Persons collectively beneficially own 15,125,000 shares of Common Stock, comprised of (i) 5,075,000 shares of Common Stock directly held by the Sponsor as of the date of this Schedule 13D and (ii) 10,050,000 shares of Common Stock underlying Private Placement Warrants directly held by the Sponsor and which may be exercised within 60 days of the date of this Schedule 13D, the sum of (i) and (ii) representing approximately 59.5% of the issued and outstanding shares of Common Stock, excluding shares of Common Stock underlying any warrants or other derivative securities of the Issuer beneficially owned by persons other than the Reporting Persons.

The aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each Reporting Person and the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, are set forth on rows 7 - 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons, other than the Sponsor, is the beneficial owner of the Common Stock reported herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person other than the Sponsor expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it, he or she and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) Except as described elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Letter Agreement in Item 3 above is incorporated herein by reference.

The aforementioned description of the Letter Agreement does not purport to be complete an is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Registration Rights Agreement

On October 19, 2023, in connection with Closing, the Sponsor, the Issuer and other parties thereto entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which certain holders identified therein are entitled to certain registration rights, including limited demand registrations and customary “piggyback” registration rights. In particular, pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Common Stock and other equity securities of the Issuer held by the parties thereto from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Lock-Up Agreement

On October 19, 2023, in connection with the Closing, the Sponsor, Mr. Honour and Ms. Haymaker entered into that certain lock-up agreement with the Issuer and the other parties thereto (the “Lock-Up Agreement”), pursuant to which the Sponsor, Mr. Honour and Ms. Haymaker agreed not to, without the prior written consent of the Issuer, during a lock-up period of 365 days after the Closing (the “Share Lock-Up Period”), unless earlier released, and subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than the Private Placement Warrants) issued or issuable to such party pursuant to the Merger Agreement (such shares, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”). Notwithstanding the foregoing, if at any time before expiration of the Share Lock-Up Period, (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of the Issuer having the right to exchange their shares of Common Stock for cash securities or other property, or (y) the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty trading day period commencing at least 150 days after the Closing, then the Lock-Up Shares will be automatically released from the lock-up restrictions, in the case of clause (y) above, as of the last day of such thirty trading day period. The parties to the Lock-Up Agreement further agreed not to Transfer any Private Placement Warrants, or any shares of Common Stock issued or issuable upon exercise of the Private Placement Warrants, until the date that is 30 days after the Closing. The foregoing lock-up restrictions contain customary exceptions, including for estate planning Transfers, affiliates Transfers, and Transfers upon death or by will.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the  Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Related Promissory Notes

On January 10, 2023, the Issuer issued to the Sponsor a promissory note, effective as of December 7, 2022 (as amended on October 17, 2023, the “A&R Working Capital Note”) in the aggregate principal amount of up to $2,500,000 in connection with the Sponsor agreeing to provide non-interest bearing loans to the Issuer for purposes of financing transaction costs related to and in connection with the Issuer’s initial business combination. The unpaid principal balance of the Working Capital Note becomes due and payable on the date that is one hundred eighty (180) days following the Closing and, at the Sponsor’s election, up to $2,500,000 of the unpaid principal balance outstanding thereunder may be converted into warrants of the Issuer to purchase Common Stock.

On October 31, 2022, the Issuer issued to the Sponsor a convertible promissory note (as amended on April 10, 2023 and October 17, 2023, the “Second A&R Extension Note”) in the aggregate principal amount of up to $1,200,000 in connection with certain payments to be made by the Sponsor in order to provide the Issuer with an extension of the date by which the Issuer had to complete an initial business combination. The unpaid principal balance of the Extension Note is non-interest bearing and becomes due and payable by the Issuer to the Sponsor on October 19, 2024. The Issuer may elect to convert up to $1,200,000 of the unpaid principal balance thereunder into a number of shares of Common Stock, calculated based on a 10-day volumed weighted average price of Common Stock over a period ending on the day the Issuer notifies the Sponsor of such conversion election.

The foregoing description of the A&R Working Capital Note and Second A&R Extension Note does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Working Capital Note and Second A&R Extension Note, copies of which are attached hereto as Exhibit 10.4 and Exhibit 10.5, respectively, and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
10.1
Letter Agreement, dated October 4, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission (the “SEC”) on October 10, 2023).

10.2
Amended and Restated Registration Rights Agreement, dated as of October 19, 2023, by and among the Issuer, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 27, 2023).

10.3
Lock-Up Agreement, dated as of October 19, 2023, by and among the Issuer, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 27, 2023).

10.4
A&R Working Capital Note, dated October 17, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 19, 2023).

10.5
Second A&R Extension Note, dated October 17, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 19, 2023).

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023

PERCEPTION CAPITAL PARTNERS II LLC

By:	/s/ Scott Honour
Name:	Scott Honour
Title:	Authorized Signatory

PERCEPTION CAPITAL PARTNERS LLC

By:	/s/ Scott Honour
Name:	Scott Honour
Title:	President

NORTHERN PACIFIC GROUP, L.P.

By:	/s/ Scott Honour
Name:	Scott Honour
Title:	Authorized Signatory

SCOTT HONOUR

By:	/s/ Scott Honour
Name:	Scott Honour

MARCY HAYMAKER

By:	/s/ Marcy Haymaker
Name:	Marcy Haymaker